SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February, 2005	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

Quarterly Report to Shareholders First quarter ended January 2, 2005

MESSAGE TO SHAREHOLDERS

On behalf of the Board of Directors, I am pleased to provide results for the three months ended January 2, 2005.

We are pleased to have again delivered sales and earnings growth in excess of expectations. Industry conditions continue to be strong, and the Gildan brand continues to have excellent momentum in all of our served markets.

The Company reported record net earnings for the first quarter of a fiscal year of U.S. $8.4 million or U.S. $0.28 per share, on a diluted basis, compared with U.S. $2.9 million or U.S. $0.10 per share in the first quarter of fiscal 2004. After adjusting prior year results for the impact on cost of sales of revaluing opening inventories, due to the adoption of the U.S. dollar as the Company’s functional currency with effect from October 6, 2003, net earnings in the first quarter of fiscal 2004 were U.S. $5.0 million or U.S. $0.17 per share. After adjusting prior year comparatives, the year-over-year increase in net earnings and diluted E.P.S was 68.0% and 64.7% respectively.

Compared to last year, the increase in first quarter net earnings was driven by continuing growth in unit sales volumes, higher selling prices and more favourable product-mix, together with the continuing ramp-up of the Rio Nance textile facility. These positive factors were partially offset by higher SG&A expenses, increased costs for cotton, energy and transportation and the impact of lower capacity utilization on the efficiency of Gildan’s Canadian yarn-spinning operations.

Sales in the first quarter were U.S. $109.0 million, representing an increase of 39.8% over the first quarter of fiscal 2004. The significant growth in sales revenues was due to improved selling prices, a 27.5% increase in unit sales volumes, and a higher-valued product-mix within the T-shirt category.

Gross margins in the first quarter were 29.7%, compared with 27.1% in the first quarter of fiscal 2004. Before the impact of the functional currency adjustment on cost of sales in the first quarter of last year, comparative gross margins were 29.8%. The positive gross margin impact of higher selling prices and more favourable product-mix was offset by higher cotton, energy and transportation costs and higher costs for our Canadian yarn-spinning operations.

On February 1, 2005 the Company announced that it is closing its two Canadian yarn-spinning operations, located in Long Sault, Ontario and in Montréal, Québec. The majority of the equipment will be transferred to a new yarn-spinning facility in Clarkton, North Carolina, which will be leased and operated by the Company’s yarn-spinning joint-venture with Frontier Spinning Mills.

Gildan’s Canadian yarn-spinning facilities provide yarn for its Canadian textile manufacturing operations. In order to be globally cost-competitive, Gildan is expanding its textile operations in Central America and the Caribbean basin, and utilizing its textile operations in Canada to produce shorter-run, higher-value product-lines. This has resulted in lower requirements for commodity yarns from the Canadian yarn-spinning facilities, with the result that they are no longer able to operate at an efficient level of capacity utilization.

Furthermore, under the Caribbean Basin Trade Partnership Act (CBTPA) enacted by the U.S. in 2000, it is not economic for Gildan to utilize yarn from its Canadian yarn-spinning facilities to supply its offshore textile operations, which must use yarn spun in the U.S. in order to be eligible for duty-free access to U.S. markets. Approximately 85% of Gildan’s overall sales are currently made to the U.S. The new Central American Free Trade Agreement (CAFTA), which is expected to be implemented by the U.S. in 2005, will also allow duty-free access from Gildan’s offshore manufacturing hubs for products using regionally-spun yarn, but this new legislation will still not provide for the use of Canadian yarn.

Quarterly Report to Shareholders First quarter ended January 2, 2005

In addition to the impact of lower capacity utilization on Gildan’s Canadian yarn-spinning facilities, their cost structure has also been negatively impacted by the recent appreciation of the Canadian dollar and by the deregulation of electricity costs in the province of Ontario. Electricity is a major input in the cost structure of yarn-spinning operations. The relocation of yarn-spinning to the U.S. will also result in lower transportation costs for both cotton and yarn to be consumed by Gildan’s offshore textile facilities. At current exchange rates, Gildan anticipates that the annual cost saving from the relocation and consolidation of its yarn-spinning operations will be in the order of U.S. $4.0 million after-tax, or U.S. $0.13 per diluted share.

The Company is maintaining its full year diluted E.P.S. guidance for fiscal 2005 of approximately U.S. $2.60 per share, before a special charge for the closure of its Canadian yarn-spinning facilities. The resulting special charge, estimated at approximately U.S. $7.8 million after-tax or $0.26 per diluted share, consists mainly of the loss on disposal of fixed assets that are not being transferred to the new U.S joint venture facility and severance costs. This charge will be reflected in the second quarter of fiscal 2005. After taking account of this charge, full year diluted E.P.S. is estimated at approximately U.S. $2.34. The Company’s full year earnings guidance reflects unit sales growth of approximately 20% over fiscal 2004, which will fully utilize the Company’s available production capacity, and also assumes sequentially lower unit selling prices in the second half of the fiscal year, reflecting the possible flow-through of lower cotton prices. On this basis, full year sales are projected at approximately U.S. $640 million, up approximately 20% from U.S. $533 million in fiscal 2004.

On behalf of the Board of Directors, I wish to take this opportunity to thank our shareholders for their confidence and support.

Glenn J. Chamandy
Preisident and Chief Executive Officer

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	January 2, 2005	October 3, 2004	January 4, 2004
	(unaudited)	(audited)	(unaudited)

Current assets:
Cash and cash equivalents	$ 52,381	$ 60,671	$ 37,490
Accounts receivable	49,099	85,317	45,760
Inventories	142,376	116,615	139,248
Prepaid expenses and deposits	5,872	3,243	4,923
Future income taxes	8,818	8,149	6,049

	258,546	273,995	233,470

Fixed assets	234,992	211,693	190,295
Other assets	3,739	3,127	3,520

Total assets	$ 497,277	$ 488,815	$ 427,285

Current liabilities:
Accounts payable and accrued liabilities	$ 65,363	$ 74,607	$ 56,599
Income taxes payable	2,364	1,966	4,016
Current portion of long-term debt	19,711	18,610	19,409

	87,438	95,183	80,024
Long-term debt	41,153	37,979	57,198
Future income taxes	29,235	28,058	22,725
Non-controlling interest	2,860	—	—

Shareholders' equity:
Share capital (note 3)	78,579	78,170	75,753
Contributed surplus	881	681	220
Retained earnings	230,883	222,496	165,117
Cumulative translation adjustment	26,248	26,248	26,248

	336,591	327,595	267,338

Total liabilities and shareholders' equity	$ 497,277	$ 488,815	$ 427,285

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended
	January 2, 2005	January 4, 2004
	(unaudited)	(unaudited)

Sales	$108,957	$77,959
Cost of sales	76,577	56,859

Gross profit	32,380	21,100

Selling, general and administrative expenses	16,327	11,397

Earnings before interest, income taxes,
depreciation and amortization	16,053	9,703

Depreciation and amortization	5,880	4,932
Interest expense	1,201	1,589

Earnings before income taxes	8,972	3,182

Income taxes	585	310

Net earnings	$ 8,387	$ 2,872

Basic EPS (note 4)	$ 0.28	$ 0.10

Diluted EPS (note 4)	$ 0.28	$ 0.10

Consolidated Statements of Retained Earnings
(In thousands of U.S. dollars)

	Three months ended
	January 2, 2005	January 4, 2004
	(unaudited)	(unaudited)

Retained earnings, beginning of the period	$222,496	$162,245
Net earnings	8,387	2,872

Retained earnings, end of the period	$230,883	$165,117

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended
	January 2, 2005	January 4, 2004
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	$ 8,387	$ 2,872
Adjustments for:
Depreciation and amortization	5,880	4,932
Stock based compensation	200	—
Future income taxes	(183)	122
Loss on disposal of fixed assets	325	40
Unrealized foreign exchange gain	(159)	(33)

	14,450	7,933
Net changes in non-cash working capital balances:
Accounts receivable	37,701	19,201
Inventories	(25,305)	(35,745)
Prepaid expenses and deposits	(2,560)	(1,242)
Accounts payable and accrued liabilities	(12,286)	(9,854)
Income taxes payable	236	21

	12,236	(19,686)
Cash flows from financing activities:
Repayment of capital leases and other long-term debt	(375)	(1,171)
Increase in long-term debt	1,281	4,125
Proceeds from the issuance of shares	409	263

	1,315	3,217
Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(22,089)	(16,123)
(Increase) decrease in other assets	(54)	19

	(22,143)	(16,104)
Effect of exchange rate changes on cash
and cash equivalents	302	723

Net decrease in cash and cash equivalents	(8,290)	(31,850)
during the period

Cash and cash equivalents, beginning of period	$ 60,671	$ 69,340

Cash and cash equivalents, end of period	$ 52,381	$ 37,490

See accompanying notes to interim consolidated financial statements.

Quarterly Report to Shareholders First quarter ended January 2, 2005

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(For the period ended January 2, 2005)
(Tabular amounts in thousands of U.S. dollars, except per share data)
(unaudited)

1. Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements. The January 2, 2005 unaudited interim consolidated financial statements include the full consolidation of Cedartown Manufacturing LLC (“Cedartown”), the Company’s 50% owned joint venture with Frontier Spinning Mills, Inc. Historically, the Company has accounted for its investment in Cedartown using the proportionate consolidation method (see Note 2, Significant account policies below).

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the first quarter ended January 2, 2005 are traditionally not indicative of the results to be expected for the full year.

Certain comparative figures have been reclassified in order to conform with the current’s year’s presentation.

All amounts in the attached notes are unaudited unless specifically identified.

2. Significant accounting policies:

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in Note 2 of its audited consolidated financial statements in the Company’s annual report for the year ended October 3, 2004, except as noted below.

The following policy has been applied for the first time in this quarter following a new Accounting Guideline issued by the Canadian Institute of Chartered Accountants (“CICA”);

Variable interest entities (AcG-15)

The CICA issued a guideline on accounting for variable interest entities (“VIEs”) titled Accounting Guideline 15 – Consolidation of Variable Interest Entities (“AcG-15”), which proposes guidelines to harmonize with corresponding guidance in the United States. A VIE is any type of legal structure not controlled by voting equity but rather by/or through contractual or other financial arrangements. This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE’s expected losses, receive a majority of its expected residual return, or both. We have determined that the Company’s joint venture with Frontier Spinning Mills, Inc. (Cedartown Manufacturing LLC) meets the criteria for being a VIE and that the
Company is the primary beneficiary of the entity.

The Company elected to early adopt this standard on October 4, 2004, the beginning of its 2005 fiscal year, in order to minimize any potential difference between Canadian and U.S. GAAP. The consolidation of Cedartown at October 4, 2004, the beginning of the Company’s 2004 fiscal year, increased total assets by $7.9 million and total liabilities by $5.0 million, while creating a non-controlling interest of $2.9 million. The Company’s net earnings will not be affected by this change.

The consolidation of the Company’s interest in Cedartown did not result in any material change in the underlying tax, legal or credit risks facing the Company.

Quarterly Report to Shareholders First quarter ended January 2, 2005

3. Share capital:

	Three months ended

	January 2, 2005		January 4, 2004

	Shares	Book Value	Shares	Book Value

Authorized without limit as to number and without par value:
First preferred shares, issuable in series, non-voting
Second preferred shares, issuable in series, non-voting
Class A subordinate voting shares, participating, one vote per share
Class B multiple voting shares, participating, eight votes per share
Issued and outstanding:
Class A subordinate voting shares:
Total outstanding, beginning of period	29,699	$78,170	23,426	$72,023
Shares issued under employee share purchase plan	1	33	2	47
Shares issued pursuant to exercise of stock options	19	376	15	216

Total outstanding, end of period	29,719	78,579	23,443	72,286
Class B multiple voting shares	0	0	6,094	3,467

	29,719	$78,579	29,537	$75,753

The Company has obtained approval from the Toronto Stock Exchange to renew the stock repurchase program authorizing the Company to purchase up to a maximum of 500,000 of the Company’s Class A subordinate voting shares in the open market commencing December 22, 2004 and ending December 21, 2005. As at January 2, 2005 no shares have been repurchased under this plan.

At the annual and special meeting of the shareholders on February 2, 2005, our shareholders approved a special resolution to amend our Articles of Incorporation in order to change each of the issued and outstanding Class A subordinate voting shares into one newly-created common share and to remove the Class B multiple voting shares and the Class A subordinate voting shares, effectively eliminating our dual class voting structure.

On December 1, 2004, our Board of Directors adopted a shareholder rights plan, which became effective that same day. At the annual and special meeting of the shareholders on February 2, 2005, our shareholders approved a resolution confirming the ratification of the shareholder rights plan. The objectives of the shareholder rights plan are to provide the Board of Directors and the shareholders with adequate time to assess any unsolicited take-over bid for the Company and where appropriate, give the Board of Directors sufficient time to pursue other alternatives for maximizing shareholder value. The shareholder rights plan was not adopted in response to any specific proposal to acquire control of the Company nor is the Board of Directors currently aware of any pending or threatened take-over bid for the Company.

On March 1, 2004, the holders of the Class B multiple voting shares converted all their issued and outstanding shares into Class A subordinate voting shares on a one-for-one basis for no consideration.

Quarterly Report to Shareholders First quarter ended January 2, 2005

4. Earnings per share:

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended

	January 2, 2005	January 4, 2004

Basic earnings per share:
Basic weighted average number of common shares outstanding	29,704	29,524

Basic earnings per share	$ 0.28	$ 0.10

Diluted earnings per share:
Basic weighted average number of common shares outstanding	29,704	29,524
Plus impact of stock options	181	268

Diluted weighted average number of common shares outstanding	29,885	29,792

Diluted earnings per share	$ 0.28	$ 0.10

Stock-Based Compensation and Other Stock-Based Payments:
Effective the commencement of our 2004 fiscal year, the Company follows the fair value-based method to account for all transactions whereby goods and services are received in exchange for stock-based compensation and other stock-based payments. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting periods. The following disclosure is required to report the pro forma net earnings and earnings per share as if the fair value-based method had been used to account for employee stock options granted during fiscal 2003.

	Three months ended

	January 2, 2005	January 4, 2004

Net earnings, as reported	8,387	2,872
Deduct:
Total stock-based employee compensation expense determined under fair value based method for all wards granted in fiscal 2003	26	83

Pro forma net earnings	$ 8,361	$ 2,789

Earnings per share:
Basic:
As reported	$ 0.28	$ 0.10
Pro forma	0.28	0.09
Diluted:
As reported	0.28	0.10
Pro forma	0.28	0.09

The weighted average fair value of the remaining 34,329 options granted in fiscal 2003 is CAD $10.86 per, which is recognized over the vesting period for purposes of calculating pro forma net earnings. As at January 4, 2004, there were 121,206 of the options granted in fiscal 2003 outstanding having a weighted average fair value of CAD $10.65 per share. The Company only accounts for forfeitures as they occur. The weighted average fair value of the stock options granted during fiscal 2003 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected dividend yield of nil; expected volatility of 34.94%; risk-free interest rate of 3.63%; and expected lives of 3 years.

5. Guarantees:

Significant guarantees that have been provided to third parties are the following:

The Company, including certain of its subsidiaries, have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at January 2, 2005, the maximum potential liability under these guarantees was $24.9 million of which $8.7 million was surety bonds and $16.2 million was for standby letters of credit and corporate guarantees. The standby letters of credit mature at various dates during 2005 and the surety bonds are automatically renewed on an annual basis.

As at January 2, 2005, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.

Quarterly Report to Shareholders First quarter ended January 2, 2005

6. Financial instruments:

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at January 2, 2005 and January 4, 2004:

	Notional amount		Exchange rate	Maturity	Notional U.S. equivalent

2005:

Buy contracts:
Foreign exchange contracts	CAD$	42,840	0.7251 to 0.7896	January to September 2005	$32,573

Sell contracts:
Foreign exchange contracts		£5,435	1.8815 to 1.9197	January 2005 to March 2006	$10,317
		€19,259	1.3308 to 1.3721	January 2005 to March 2006	$26,085
2004:

Sell contracts:
Foreign exchange contracts		£10,200	1.1740 to 1.2202	January to October 2004	$12,148
		€5,390	1.6660 to 1.6850	January to October 2004	$ 9,010

7. Segmented information:

The Company manufactures and sells activewear apparel. The Company operates in one business segment.

For the three-month period ended January 2, 2005 and January 4, 2004 the Company had one individual customer who accounted for 36.4% and 22.5% of total sales, respectively.

Sales were derived from customers located in the following geographic areas:

	Three months ended
	January 2, 2005	January 4, 2004

United States	$ 95,571	$66,775
Canada	6,820	6,459
Europe and other	6,566	4,725

	$108,957	$77,959

Fixed assets by geographic areas are as follows:

	January 2, 2005	October 3, 2004	January 4, 2004
		(audited)

Canada	$ 79,711	$ 82,034	$ 91,695
Caribbean basin, Central America and Mexico	114,170	101,653	74,322
United States	41,111	28,006	24,278

	$234,992	$211,693	$190,295

Quarterly Report to Shareholders First quarter ended January 2, 2005

8. Other information:

(a) The following items were included in the determination of the Company’s net earnings:

	Three months ended
	January 2, 2005	January 4, 2004

Depreciation expense of fixed assets	$ 5,684	$ 4,755
Interest expense on long-term debt	1,319	1,589
Foreign exchange (gain) loss	(604)	761
Amortization expense of deferred start-up costs	87	79
Amortization of deferred financing costs and other	110	97
Investment income	(119)	(134)

(b) Supplemental cash flow disclosure:

Cash paid during the period for:
Interest	1,237	1,579
Income taxes	82	86
Non-cash transactions:
Additions of fixed assets included in accounts payable	3,997	968

Cash and cash equivalents consist of:
Cash balances with banks	$29,581	$24,649
Short-term investments	22,800	12,841

	$52,381	$37,490

9. Subsequent event:

The Company announced on February 1, 2005 that it will close its two Canadian yarn-spinning operations at the end of March 2005. A majority of the equipment will be transferred to a new yarn-spinning facility in Clarkton, North Carolina, which will be operated by the Company’s yarn-spinning joint-venture with Frontier Spinning Mills Inc. The Company anticipates that the closure costs will be approximately $7.8 million after tax or $0.26 per diluted share. The closure costs will consist mainly of severance and the loss on disposal of fixed assets that are not being transferred. This charge will be expensed in the second quarter of fiscal 2005.

Quarterly Report to Shareholders First quarter ended January 2, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three months ended January 2, 2005, and with Management's Discussion and Analysis of Financial Condition and Results of Operations ("2004 MD&A") in the fiscal 2004 Annual Report, including the sections on critical accounting estimates and risks.

All financial information contained in this Interim MD&A and the Interim Company’s Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except for certain information discussed in the paragraph entitled Non-GAAP Financial Measures on page 19 of this Interim MD&A. The Company’s financial results are reconciled to U.S. GAAP at the end of its fiscal year. The effect of significant differences between Canadian and U.S. GAAP is discussed in Note 16 to the Company’s 2004 Consolidated Financial Statements. All amounts in this report are in U.S. dollars, unless otherwise stated. Gildan Activewear’s Audit and Finance Committee and its Board of Directors have reviewed this MD&A to ensure consistency with the approved strategy of the Company.

For additional information relating to the Company, readers may review the documentation filed by the Company with the Canadian securities regulatory authorities (including the Company’s Annual Information Form) available at www.sedar.com and with the U.S. Securities and Exchange Commission (including the Annual Report on 40-F) available at www.sec.gov.

CORPORATE OVERVIEW

We are a rapidly growing, vertically-integrated manufacturer and marketer of premium quality basic activewear for sale principally into the wholesale imprinted activewear market in the Canadian, United States, European and other international apparel markets. Our sales continue to be predominately in our historical markets in the United States and Canada. During the past four years we established a strong base for future growth in Europe, where, as of January 2005, we had set up a network of 36 distributors in 20 countries. We entered the Australian market in fiscal 2004. We manufacture and sell premium quality T-shirts, placket collar sport shirts and fleece products in a variety of weights, sizes, colors and styles. We sell our products as “blanks”, which are ultimately decorated with designs and logos for sale to customers.

To support its sales in the various markets, the Company has modern textile facilities located in Canada and Honduras. The Company is currently constructing textile facilities in both the Dominican Republic and Nicaragua, which are scheduled for start-up in fiscal 2005. All of the Company’s sewing facilities are located in Central America, Mexico and the Caribbean basin. Due to the growing demand for its products, the Company also utilizes third party contractors to complement its vertically-integrated production.

The Company distributes its products in Canada and the U.S. out of distribution centres, and uses third party warehouses in Europe and Australia to service its international customers. The corporate head office is located in Montreal, Canada and over 8,000 full-time employees work in the Company’s facilities worldwide.

Results of Operations

Sales
Sales for the three months ended January 2, 2005 were $109.0 million, up 39.8% from $78.0 million for the three months ended January 4, 2004. The significant growth in sales revenues was due to improved selling prices, a 27.5% increase in unit sales volumes, and a higher-valued product-mix within the T-shirt category.

The S.T.A.R.S. market and market share data for the U.S. wholesale distributor market for the fourth quarter of calendar 2004 excludes sales by three large distributors who have discontinued their participation in the report and the value of the report is therefore reduced compared to prior years. With this caveat, the table below summarizes the S.T.A.R.S. data for the quarter ended December 31, 2004. In calculating year-over-year growth rates, S.T.A.R.S. has adjusted prior period comparatives to exclude sales through distributors no longer participating in the S.T.A.R.S. report. Although prior year market share data have not been restated on a comparable basis by S.T.A.R.S., this information has been extrapolated from the information provided in the S.T.A.R.S. report.

Quarterly Report to Shareholders First quarter ended January 2, 2005

Gildan Market Share Q1 2004	Gildan Market Share Q1 2005		Gildan Unit growth Q1 2005 vs Q1 2004	Industry Unit growth Q1 2005 vs Q1 2004
26.9%	30.2%	T-shirts	13.5%	1.1%
20.9%	24.6%	Sport shirts	18.6%	0.8%
13.5%	18.6%	Fleece	56.2%	12.9%

During the first quarter of fiscal 2005, Gildan also experienced strong growth with non-S.T.A.R.S. distributors.

During the first quarter of fiscal 2005 the Company continued to expand its European business, with an increase of 15.3% in unit sales. We continue to expect to achieve our forecasted growth in Europe and Australia in fiscal 2005. The Company has maintained its leading market share position in Canada.

Gross Margin
Gross margin increased from 27.1% in the first quarter of fiscal 2004 to 29.7% for the first quarter of fiscal 2005. Before the impact of the functional currency adjustment on cost of sales in the first quarter of last year, comparative gross margins were 29.8%. The positive gross margin impact of higher selling prices and more favourable product-mix was offset by higher cotton, energy and transportation costs and higher costs for the Canadian yarn-spinning operations.

Selling, General and Administrative Expenses
Selling, general and administrative expenses were $16.3 million or 15.0% of sales for the first quarter of fiscal 2005, compared to $11.4 million or 14.6% of sales in the first quarter of fiscal 2004. In addition to reflecting the continuing development of the organization to manage the Company’s growth and expansion plans, SG&A increased due to the strengthening of the Canadian dollar, the timing of professional and consulting fees and increased volume-related selling and distribution costs. As a percentage of sales, these expenses are higher in the first quarter of the fiscal year due to the seasonality of the business. The Company expects that for fiscal 2005, SG&A expenses will be at a similar level as a percentage of sales as fiscal 2004.

Depreciation and Interest Expense
Depreciation expense increased from $4.9 million in the first quarter of fiscal 2004 to $5.9 million in the first quarter of fiscal 2005. The increase in depreciation expense is the result of the Company's continued investment in capital expenditures to provide for long-term sales growth.

Interest expense has decreased to $1.2 million in the first quarter of fiscal 2005 from $1.6 million in the first quarter of fiscal 2004. The decrease is the result of the reduction in overall debt following the first scheduled principal repayment made in June 2004 on the Company’s U.S. Senior Notes.

Income taxes
The income tax rate for the first quarter of fiscal 2005 was 6.5% compared to 9.7% for the first quarter of the prior fiscal year. The Company continues to anticipate that the effective tax rate will range between 5%-6% for fiscal 2005 as sales continue to grow in its international operations and are increasingly sourced from its offshore textile facilities.

Earnings
Net earnings were $8.4 million or $0.28 per share on a diluted basis in the first quarter of fiscal 2005 compared to $2.9 million or $0.10 per share on a diluted basis in the first quarter of fiscal 2004. Excluding the impact of the change to the U.S. dollar functional currency, net earnings were $5.0 million or $0.17 per share on a diluted basis for the first quarter of fiscal 2005.

Quarterly Report to Shareholders First quarter ended January 2, 2005

Compared to last year, the increase in first quarter net earnings was driven by higher selling prices and continuing growth in unit sales volumes, together with more favourable product-mix. These positive factors were partially offset by higher SG&A expenses, increased raw material costs and the impact of lower capacity utilization on the efficiency of the Canadian yarn-spinning operations.

Balance Sheet

Accounts receivable decreased to $49.1 million in the first quarter of fiscal 2005 from $85.3 million at October 3, 2004 and increased by $3.3 million compared to the first quarter of the prior year. The reduction in receivables compared with October 3, 2004 was due to lower seasonal sales combined with a reduction in days sales outstanding on trade accounts receivable. The increase in accounts receivable from the first quarter of fiscal 2004 is due to the 39.8% increase in sales over the prior year offset by a reduction in days sales outstanding. Inventories have increased by $25.8 million from October 3, 2004 and by $3.1 million from the first quarter of fiscal 2004 to $142.4 million in the first quarter of fiscal 2005. The Company traditionally builds up inventory levels in the first quarter to meet peak sales demand in the summer. The build up in the current year is in line with the Company’s sales forecast.

In the first quarter of fiscal 2005, the Company invested $22.1 million in fixed assets mainly for the textile facilities in the Dominican Republic and Honduras along with the expansion of our U.S. distribution centre to prepare for entry into the retail channel. In the first quarter of fiscal 2004, the Company invested $16.1 million in fixed assets.

Liquidity and Capital Resources
The Company has in recent years funded its capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements. The Company’s primary uses of financing on an ongoing basis are related to capital expenditures for new manufacturing facilities, inventory financing, accounts receivable funding, servicing the interest payments on our U.S. Senior Notes as well as scheduled annual repayments of principal over the next three years.

As a result of the seasonal nature of the apparel business, working capital requirements are variable throughout the year. For the quarter ended January 2, 2005, cash inflows from operating activities, including changes in non-cash working capital balances, amounted to $12.2 million compared with a use of cash of $19.7 million during the same period last year. The increase in cash inflow was mainly due a reduction in days sales outstanding and a smaller build up of seasonal inventory in the first quarter of fiscal 2005. The Company’s need for working capital typically grows throughout the first two quarters as inventories are built up for the peak selling period in the third quarter.

At January 2, 2005, none of the Company’s revolving bank facility was utilized. Total indebtedness1 at January 2, 2005, amounted to $60.9 million compared to $56.6 million at October 3, 2004 and $76.6 million at January 4, 2004.

Continued sales growth in fiscal 2005 will result in increased working capital requirements mainly to finance trade accounts receivable and inventory. For fiscal 2005, the Company estimates to spend between $85 million to $90 million on capital expenditures. The Company expects to continue to have sufficient liquidity and capital resources throughout 2005 to fund its working capital requirements, capital expenditures and the June 2005 repayment on its U.S. Senior Notes.

Total assets were $497.3 million at January 2, 2005 compared to $488.8 million at October 3, 2004 and $427.3 million at January 4, 2004. Working capital was $171.1 million at the end of the first quarter of fiscal 2005 compared to $178.8 million at October 3, 2004, and $153.4 million at January 4, 2004.

1 Total long-term debt. See Non-GAAP Financial Measure on page 19.

Quarterly Report to Shareholders First quarter ended January 2, 2005

Off-Balance Sheet Arrangements

Operating Leases
We have no commitments that are not reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations below. As disclosed in Note 5 to our Interim Consolidated Financial Statements, we have issued standby letters of credit and corporate guarantees primarily from various servicing agreements amounting to $16.2 million at January 2, 2005.

Derivative Financial Instruments
From time to time, the Company uses forward foreign exchange contracts, primarily in Canadian dollars and Euros, to hedge cash flows related to sales and disbursements in foreign currencies (non-U.S. dollar). A forward foreign exchange contract represents an obligation to exchange a foreign currency with a counterparty at a predetermined rate. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Company reduces this risk by dealing only with highly rated counterparties, normally major North American financial institutions. The Company’s exposure to foreign currency fluctuations is described in more detail in the “Risks” section of the 2004 MD&A.

The Company does not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at January 2, 2005 and January 4, 2004:

	Notional amount		Exchange rate	Maturity	Notional U.S. equivalent

2005:

Buy contracts:
Foreign exchange contracts	CAD$	42,840	0.7251 to 0.7896	January to September 2005	$32,573

Sell contracts:
Foreign exchange contracts		£5,435	1.8815 to 1.9197	January 2005 to March 2006	$10,317
		€19,259	1.3308 to 1.3721	January 2005 to March 2006	$26,085
2004:

Sell contracts:
Foreign exchange contracts		£10,200	1.1740 to 1.2202	January to October 2004	$12,148
		€5,390	1.6660 to 1.6850	January to October 2004	$ 9,010

Quarterly Report to Shareholders First quarter ended January 2, 2005

Contractual Obligations
In the normal course of business, the Company enters into contractual obligations that will require it to disburse cash over future periods. The following table sets forth the Company’s contractual obligations for the following items as at January 2, 2005:

	Payments Due by Period

(in millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years

Long Term Debt	$ 60.7	$ 19.2	$ 39.2	$ 2.3	—

Capital Lease

Obligations	0.3	0.1	0.2	—	—

Operating Leases	8.3	2.0	3.3	1.8	1.2

Purchase Obligations	122.3	109.9	12.4	—	—

Other Long Term

Obligations	68.9	64.1	4.8	—	—

Total Contractual

Obligations	$ 260.5	$ 195.3	$ 59.9	$ 4.1	$ 1.2

Management expects that cash flow from its operating earnings, together with its year-end cash balances and unutilized bank facilities, will be sufficient to meet foreseeable cash needs for fiscal 2005.

Quarterly Report to Shareholders First quarter ended January 2, 2005

Summary of Quarterly Results

The following table sets forth certain summarized unaudited quarterly financial and other data for the periods presented. The financial data have been derived from the Company’s unaudited financial statements that, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such quarterly data. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

2005
(in millions, except per share data)	Q1

Unit sales (Dozen)	5.1

Sales	$ 109.0
Net earnings	8.4
Basic EPS	0.28
Diluted EPS	0.28

Total assets	497.3
Total long-term financial liabilities	$ 73.2

Weighted average # of shares outstanding (in thousands)

Basic	29,704
Diluted	29,885

	2004
(in millions, except per share data)	Q1	Q2	Q3	Q4

Unit sales (Dozen)	4.0	7.6	8.4	6.9

Sales	$ 78.0	$ 141.4	$ 168.4	$ 145.6
Net earnings	2.9	14.3	26.2	16.8
Basic EPS	0.10	0.48	0.89	0.57
Diluted EPS	0.10	0.48	0.88	0.56

Total assets	427.3	447.6	457.3	488.8
Total long-term financial liabilities	$ 79.9	$ 81.2	$ 60.9	$ 66.0

Weighted average # of shares outstanding (in thousands)

Basic	29,524	29,576	29,628	29,635
Diluted	29,792	29,866	29,859	29,825

Quarterly Report to Shareholders First quarter ended January 2, 2005

	2003
(in millions, except per share data)	Q1	Q2	Q3	Q4

Unit sales (Dozen)	3.3	6.1	7.4	5.8

Sales	$ 65.0	$ 113.6	$ 143.4	$ 109.2
Net earnings	3.7	13.4	21.8	14.2
Basic EPS	0.13	0.46	0.74	0.48
Diluted EPS	0.13	0.45	0.73	0.48

Total assets	322.6	356.9	409.4	429.7
Total long-term financial liabilities	85.4	87.5	73.8	74.8

Weighted average # of shares outstanding (in thousands)

Basic	28,945	29,160	29,373	29,478
Diluted	29,600	29,715	29,768	29,808

The activewear business is seasonal and the Company has historically experienced significant quarterly fluctuations in operating results. Typically, demand for our products is highest in the third quarter of each fiscal year and lowest in the first quarter of each fiscal year. Weather conditions also affect the demand for our products particularly for fleece products. The seasonality of specific product lines is consistent with the results of other companies in the activewear industry and management anticipates that this will continue in the future.

Subsequent Event

The Company announced on February 1, 2005 that it will close its two Canadian yarn-spinning operations at the end of March 2005. A majority of the equipment will be transferred to a new yarn-spinning facility in Clarkton, North Carolina, which will be operated by the Company’s yarn-spinning joint venture with Frontier Spinning Mills, Inc. The Company anticipates that the closure costs will be approximately $7.8 million after tax or $0.26 per diluted share. The closure costs will consists mainly of severance costs and the loss on disposal of fixed assets that are not being transferred. This charge will be expensed in the second quarter of fiscal 2005.

Earnings Outlook

The Company is continuing to project for fiscal 2005 diluted EPS of approximately $2.60, before the special charge for the closure of its Canadian yarn-spinning facilities. This represents EPS growth of 28% over fiscal 2004 reported EPS, and 16% growth over fiscal 2004 adjusted earnings of $2.24 per diluted share. In the fourth quarter of fiscal 2004, the Company incurred a special charge of $4.6 million ($3.2 million net of taxes - $0.11 per diluted share) to satisfy its contractual commitments to H. Greg Chamandy when he stepped down from his role as co-Chief Executive Officer, Chairman of the Board and Chairman of the Executive Committee in order to pursue other business interests. Adjusted earnings for fiscal 2004 are earnings prior to the special charge for H. Greg Chamandy and the impact of the change in functional currency included in cost of sales. After taking account of the closure costs, estimated at approximately $7.8 million after-tax, or $0.26 per diluted share, full year diluted EPS for fiscal 2005 are estimated at $2.34 per share. As previously indicated, the Company’s full year earnings guidance reflects unit sales growth of approximately 20% over fiscal 2004, which will fully utilize the Company’s available production capacity, and also assumes sequentially lower unit selling prices in the second half of the fiscal year, reflecting the possible flow-through of lower cotton prices. On this basis, full year sales are projected at approximately $640 million, up approximately 20% from $533 million in fiscal 2004, or 32 million dozens.

The Company expects to achieve diluted EPS of $0.60 - $0.65 in the second quarter of fiscal 2005 before the special charge, relating to the closure of the Company’s Canadian yarn-spinning facilities, up 15% - 25% from the second quarter of fiscal 2004, after increasing the prior year comparative results as reported to reflect the functional currency adjustment impacting cost of sales in the second quarter of last year. Diluted EPS in the second quarter of fiscal 2005 are projected at $0.34 - $0.39, after the special charge for the closure of the yarn-spinning facilities.

Quarterly Report to Shareholders First quarter ended January 2, 2005

The Company’s projection for fiscal 2005 assumes the continued market share penetration in all the categories the Company competes in. The unit sales growth will be supported primarily by our current Canadian and Honduran operations. Further upside in unit sales growth in fiscal 2005 will be limited by capacity constraints. However, the ramp-up of the new textile facilities in the Dominican Republic and Nicaragua is expected to significantly increase our production capacity in fiscal 2006.

The Company continues to estimate that capital expenditures for fiscal 2005 will be in the range of $85 to $90 million. The major projects are the completion of our textile facilities in the Dominican Republic and Nicaragua. In addition, the Company is expanding its U.S. distribution centre to prepare for entry into the retail channel. The Company expects that cash flows from operations for fiscal 2005 will be in the same range as capital expenditures. The Company intends to use a portion of its surplus cash reserves in June 2005 to meet the second scheduled principal repayment on its Senior Notes.

Critical Accounting Estimates

The Company’s significant accounting policies are described in Note 2 to the Company’s 2004 Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from those estimates.

Management believes that the accounting estimates relating to the following items are most significant to assist in understanding and evaluating the Company’s financial results:
• Sales promotional programs;
• Trade accounts receivable;
• Fixed assets;
• Cotton procurements; and
• Future income taxes.

For a more detailed discussion of these estimates, readers should review the “Critical Accounting Estimates” section of the 2004 MD&A, which is hereby incorporated by reference.

Changes in Accounting Policies/Recent Accounting Pronouncements

The CICA issued a guideline on accounting for variable interest entities (“VIEs”) titled Accounting Guideline 15 – Consolidation of Variable Interest Entities (“AcG-15”), which harmonizes with corresponding guidance in the United States. A VIE is any type of legal structure not controlled by voting equity but rather by/or through contractual or other financial arrangements. This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE’s expected losses, receive a majority of its expected residual return, or both. We have determined that the Company’s joint venture with Frontier Spinning Mills, Inc. (Cedartown Manufacturing, LLC) meets the criteria for being a VIE and that the Company is the primary beneficiary of the entity.

AcG-15 is effective for all fiscal periods beginning on or after November 1, 2004 and early adoption is encouraged. The Company early adopted this standard on October 4, 2004, the beginning of its 2005 fiscal year, in order to minimize any potential difference between Canadian and U.S. GAAP. In accordance with AcG-15, we consolidated Cedartown at October 4, 2004, which increased total assets by $7.9 million and total liabilities by $5.0 million, while creating non-controlling interest by $2.9 million. The Company’s net earnings will not be affected by this change.

Quarterly Report to Shareholders First quarter ended January 2, 2005

The consolidation of the Company’s interest in Cedartown did not result in any material change in the underlying tax, legal or credit risks facing the Company.

Risks

In order to be successful, the Company must continuously be aware of global changes and risks affecting its markets and competitive environment. The most significant risks the Company faces are as follows:
• Our industry is competitive;
• Our industry is subject to pricing pressures;
• We rely on a relatively small number of significant customers;
• We are subject to international trade legislation that is becoming increasingly liberalized;
• We currently pay income tax at a comparatively low effective rate, which could change in the future;
• The price of the raw materials we buy is prone to significant fluctuations and volatility;
• Our operations are subject to political, social and economic risks;
• Our industry is subject to fluctuation in sales demand;
• Our operations are subject to environmental regulation;
• We are exposed to concentration of credit risk; and
• We are subject to foreign exchange fluctuation risk.

For a more detailed discussion on potential business risks, readers should review the “Risks” section of the 2004 MD&A and the Annual Information Form filed by the Company with the Canadian securities commissions and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission which are hereby incorporated by reference.

Disclosure of Outstanding Share Data

Our shares are listed on the New York Stock Exchange (GIL) and the Toronto Stock Exchange (GIL).

As of January 31, 2005 there were 29,722,207 Class A Subordinate voting shares issued and outstanding along with 549,896 options outstanding.

Reconciliation of Non-GAAP Financial Measures

The Company uses and presents such Non-GAAP Financial Measures because it believes such measures provide meaningful information on the Company’s performance and operating results. However, investors should know that such Non-GAAP Financial Measures have no standardized meaning as prescribed by GAAP and may not be comparable to similar measures presented by other companies. Accordingly they should not be considered in isolation.

The following two measures included in this interim MD&A do not have standardized meaning under Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies;

1. Total indebtedness;
2. All reference made to adjusted gross margins, adjusted net earnings and adjusted diluted earnings per share

Quarterly Report to Shareholders First quarter ended January 2, 2005

The following table reconciles all Non-GAAP Financial Measures mentioned in this interim MD&A to the most directly comparable GAAP measures:

(in thousands, except earnings per share)

Total Indebtedness	Q1 2005	Q4 2004	Q1 2004
Current portion of long-term debt	(19,711)	(18,610)	(19,409)
Long-term debt	(41,153)	(37,979)	(57,198)

Total Indebtedness	(60,864)	(56,589)	(76,607)

Adjusted Consolidated Statement of Earnings
and Earnings per Share

	Q1 2004			Q1 2004 Adjusted

Sales	$77,959	$77,959
Cost of sales	56,859	(2,140)	[2]	54,719

Gross profit	21,100	2,140		23,240
Selling, general and administrative expenses	11,397			11,397

EBITDA[3]	9,703	2,140		11,843
Depreciation and amortization	4,932	4,932
Interest expense	1,589	1,589

Earnings before income taxes	3,182	2,140		5,322
Income taxes expense	310	310
Net earnings
Net earnings	$ 2,872	$ 2,140		$5,012

Basic EPS	$0.10			$0.17
Diluted EPS	$0.10			$0.17

2 Adjustment due to change in functional currency
3 Earnings before interest, income taxes, depreciation and amortization

Quarterly Report to Shareholders First quarter ended January 2, 2005

Forward Looking Statements

Certain statements included in this management discussion and analysis may constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements generally can be identified by the use of forward looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned however not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.

February 1, 2005

Quarterly Report to Shareholders First quarter ended January 2, 2005

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Lindsay Matthews
Lindsay Matthews
Corporate Secretary

Date February 16, 2005